ANTISOMA

Second lung cancer trial adds to positive data on AS1404

London, UK, and Florence, Italy: 8 March 2007 - Cancer drug developer Antisoma plc (LSE: ASM, US OTC: ATSMY) today announces positive initial findings from its second, confirmatory phase II trial of AS1404 in non-small cell lung cancer.

This 30-patient trial tested an 1800 mg/m^2 dose of AS1404 in combination with carboplatin and paclitaxel chemotherapy. Investigators reported a response rate of 50%. A further 43% of patients showed disease stabilisation, while only 7% had progressive disease as their best response. Addition of AS1404 to chemotherapy was well-tolerated despite the use of a dose 50% higher than that used in previous combination studies.

The data are included in a presentation made today at the Tumor Microenvironment meeting in Florence, Italy, by Antisoma's Chief Medical Officer, Dr Gary Acton. Further data from the trial, including time to progression and survival findings, are expected during the second half of this year.

An earlier randomised controlled phase II study in lung cancer showed a 5-month increase in median survival when 1200 mg/m^2 AS1404 was added to carboplatin and paclitaxel. Initial data from other controlled phase II trials in ovarian and prostate cancers have shown increased response rates with addition of AS1404 to standard chemotherapy.

Dr Mark McKeage of the University of Auckland, New Zealand, a key investigator in both AS1404 lung cancer studies, said: "The high response rate and favourable tolerability profile in this study support earlier data suggesting that AS1404 has real potential as a novel therapy for lung cancer."

Glyn Edwards, CEO of Antisoma, added: "AS1404 now draws support from four phase II studies across three different cancers, an excellent position to be in as we prepare the drug for phase III trials."

Enquiries:

Daniel Elger, Director of Communications +44 (0)7909 915 068
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications +44 (0)20 7466 5000

Brian Korb/Seth Lewis
The Trout Group +1 646 378 2900

Antisoma disclaimer

Certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical

development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Details of the second lung cancer study

This trial was conducted as an open-label extension to the first, randomised study of AS1404 in lung cancer. As in the randomised study, patients were receiving first-line chemotherapy treatment for stage IIIb or IV non-small cell lung cancer. All patients received 1800 mg/m^2 AS1404 in combination with carboplatin and paclitaxel. The trial was conducted at hospitals in Germany and New Zealand.

Background on AS1404

AS1404 (DMXAA) is a small-molecule vascular disrupting agent which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in August 2001. CRUK had supported two phase I studies in the UK and New Zealand.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information.

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